

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Kenneth Hannah
Chief Financial Officer
Caleres, Inc.
8300 Maryland Avenue
St. Louis , Missouri, 63105

>   **Re: Caleres, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 29, 2022**
>   **Filed March 28, 2022**
>   **File No. 001-02191**

Dear Kenneth Hannah:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing